# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zone Frontier Inc., CIK 0001956741
CUSIP: 184492106
Title of class of securities: Common Stock $0.0001 par value
Address of issuer's principal executive offices: 5920 SOUTH 118TH CIRCLE, SUITE 2, OMAHA, Nebraska (NE), 68137
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001389956

## Reporting persons
- PEAK6 Capital Management LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 29,337,834; sole dispositive power 0; shared dispositive power 29,337,834; aggregate amount beneficially owned 29,337,834 (5.8% of the class)
- PEAK6 Partners LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 29,337,834; sole dispositive power 0; shared dispositive power 29,337,834; aggregate amount beneficially owned 29,337,834 (5.8% of the class)
- PEAK6 LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 29,337,834; sole dispositive power 0; shared dispositive power 29,337,834; aggregate amount beneficially owned 29,337,834 (5.8% of the class)
- PEAK6 Investments LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 29,337,834; sole dispositive power 0; shared dispositive power 29,337,834; aggregate amount beneficially owned 29,337,834 (5.8% of the class)
- PEAK6 Group LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 29,337,834; sole dispositive power 0; shared dispositive power 29,337,834; aggregate amount beneficially owned 29,337,834 (5.8% of the class)
- PEAK6 Capital Management Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 29,337,834; sole dispositive power 0; shared dispositive power 29,337,834; aggregate amount beneficially owned 29,337,834 (5.8% of the class)
- Matthew Hulsizer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 29,337,834; sole dispositive power 0; shared dispositive power 29,337,834; aggregate amount beneficially owned 29,337,834 (5.8% of the class)
- Jennifer Just: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 29,337,834; sole dispositive power 0; shared dispositive power 29,337,834; aggregate amount beneficially owned 29,337,834 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Zone Frontier Inc.
Address of issuer's principal executive offices: 5920 SOUTH 118TH CIRCLE, SUITE 2, OMAHA, NEBRASKA, 68137

## Item 2. Person Filing
Name of person filing:
PEAK6 Capital Management LLC
PEAK6 Partners LLC
PEAK6 LLC
PEAK6 Investments LLC
PEAK6 Group LLC
PEAK6 Capital Management Holdings LLC
Matthew Hulsizer
Jennifer Just
Address of principal business office or, if none, residence:
PEAK6 Capital Management LLC - 141 W. Jackson Blvd., Suite 500, Chicago IL 60604
PEAK6 Partners LLC - 2010 E. 6th St., Austin TX 78702
PEAK6 LLC - 2010 E. 6th St., Austin TX 78702
PEAK6 Investments LLC - 2010 E. 6th St., Austin TX 78702
PEAK6 Group LLC - 2010 E. 6th St., Austin TX 78702
PEAK6 Capital Management Holdings LLC - 141 W. Jackson Blvd., Suite 500, Chicago IL 60604
Matthew Hulsizer - 2010 E. 6th St., Austin TX 78702
Jennifer Just- 2010 E. 6th St., Austin TX 78702
Citizenship:
PEAK6 Capital Management LLC, Delaware
PEAK6 LLC, Delaware
PEAK6 Investments LLC, Delaware
PEAK6 Group LLC, Delaware
PEAK6 Capital Management Holdings LLC, Delaware
Matthew Hulsizer, U.S. Citizen
Jennifer Just, U.S. Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned:
PEAK6 Capital Management LLC is wholly owned by PEAK6 Capital Management Holdings LLC, which is owned by PEAK6 Group LLC, which is owned by PEAK6 Investments LLC, which is majority owned by PEAK6 Partners LLC and minority owned by PEAK6 LLC. Matthew Hulsizer and Jennifer Just are the majority direct and/or indirect ultimate beneficial owners of PEAK6 Partners LLC and PEAK6 LLC.

The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Percent of class:
PEAK6 Capital Management LLC is wholly owned by PEAK6 Capital Management Holdings LLC, which is owned by PEAK6 Group LLC, which is owned by PEAK6 Investments LLC, which is majority owned by PEAK6 Partners LLC and minority owned by PEAK6 LLC. Matthew Hulsizer and Jennifer Just are the majority direct and/or indirect ultimate beneficial owners of PEAK6 Partners LLC and PEAK6 LLC.

The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Sole power to vote or to direct the vote:
PEAK6 Capital Management LLC is wholly owned by PEAK6 Capital Management Holdings LLC, which is owned by PEAK6 Group LLC, which is owned by PEAK6 Investments LLC, which is majority owned by PEAK6 Partners LLC and minority owned by PEAK6 LLC. Matthew Hulsizer and Jennifer Just are the majority direct and/or indirect ultimate beneficial owners of PEAK6 Partners LLC and PEAK6 LLC.

The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote:
PEAK6 Capital Management LLC is wholly owned by PEAK6 Capital Management Holdings LLC, which is owned by PEAK6 Group LLC, which is owned by PEAK6 Investments LLC, which is majority owned by PEAK6 Partners LLC and minority owned by PEAK6 LLC. Matthew Hulsizer and Jennifer Just are the majority direct and/or indirect ultimate beneficial owners of PEAK6 Partners LLC and PEAK6 LLC.

The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition:
PEAK6 Capital Management LLC is wholly owned by PEAK6 Capital Management Holdings LLC, which is owned by PEAK6 Group LLC, which is owned by PEAK6 Investments LLC, which is majority owned by PEAK6 Partners LLC and minority owned by PEAK6 LLC. Matthew Hulsizer and Jennifer Just are the majority direct and/or indirect ultimate beneficial owners of PEAK6 Partners LLC and PEAK6 LLC.

The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition:
PEAK6 Capital Management LLC is wholly owned by PEAK6 Capital Management Holdings LLC, which is owned by PEAK6 Group LLC, which is owned by PEAK6 Investments LLC, which is majority owned by PEAK6 Partners LLC and minority owned by PEAK6 LLC. Matthew Hulsizer and Jennifer Just are the majority direct and/or indirect ultimate beneficial owners of PEAK6 Partners LLC and PEAK6 LLC.

The information specified in items 4(a) - (c) is provided in rows 5 through 11 of the cover pages for each Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit included with cover.

## Signatures
- PEAK6 Capital Management LLC: Tom Simpson, Chief Executive Officer (11/12/2026)
- PEAK6 Partners LLC: Matt Hulsizer, Manager (11/12/2026)
- PEAK6 LLC: Matt Hulsizer, Manager (11/12/2026)
- PEAK6 Investments LLC: Jay Coppoletta, Chief Corp. Dev & Legal Officer (11/12/2026)
- PEAK6 Group LLC: Jay Coppoletta, Chief Corp. Dev & Legal Officer (11/12/2026)
- PEAK6 Capital Management Holdings LLC: Jay Coppoletta, Chief Corp. Dev & Legal Officer (11/12/2026)
- Matthew Hulsizer: Matt Hulsizer, Individual (11/12/2026)
- Jennifer Just: Jennifer Just, Individual (11/12/2026)